EXHIBIT 10.5

[Company Logo]

January 18, 2002

Richard Fritschi
President EU/Asia/Latin America
Sulzer Orthopedics AG
Grabenstrasse 25
CH-6341 Baar

Re: Changes to Distributorship Agreement

Dear Richard:

This is to confirm the agreements we have arrived at for amending the distributorship arrangements between ReGen Biologics, Inc. (“ReGen”) and Sulzer Orthopedics AG (“Sulzer”).

Specifically, we have agreed to amend the original distributorship agreement dated February 16, 1996 (the “Agreement”) between ReGen and Sulzer (as successor in interest to Allo Pro AG). By virtue of this letter, the Agreement shall be amended as follows:

1.	The following language shall be added at the end of Section 6.1.1, regarding “Marketing Efforts”:

“As a part of these efforts, Sulzer and ReGen shall meet on a quarterly basis in order to discuss and evaluate Sulzer’s marketing efforts against five specific objectives (as defined below) that the parties have agreed are to be completed by Sulzer by December 31, 2002. The objectives (the “Objectives”) are:

(a)	Establish seven (7) full time positions for sports medicine and CMI Product dedicated product and sales specialists throughout the organization of Sulzer and its authorized sub-distributors or other resellers;

(b)	Develop a reimbursement plan for Germany and Switzerland by February 28, 2002, which will include Sulzer’s intended specific actions to address the different local reimbursement issues, respective allocation of resources, and planned timelines;

(c)	Perform surgical training for the CMI Product implantation procedure for at least sixty (60) surgeons;

(d)	Perform at least 200 follow-up sales calls to surgeons; and

(f)	Establish a dedicated CMI Product distribution system in Germany, Spain and Italy (i.e. establish an appropriate channel of sports medicine and CMI Product dedicated product and sales specialists, establish well defined reporting structures and clear responsibilities, outline priorities to include reimbursement strategies and training programs, and set forth marketing and sales objectives) and perform a market surveillance study in Switzerland.

In the event that Sulzer fails to meet at least four (4) of the five (5) Objectives by December 31, 2002, ReGen may, at its option, either: (i) convert Sulzer’s exclusive right to distribute the CMI Product to a non-exclusive right upon written notice to Sulzer, or (ii) terminate the Agreement, which termination shall include ReGen paying Sulzer a termination fee equal to fifty percent (50%) of the “net sales costs” incurred by Sulzer during the period commencing January 1, 2002 through and including the effective date of termination (the “Termination Fee”). For the purposes of calculating the Termination Fee, “net sales costs” shall be the documented direct costs and an allocation of fixed costs directly associated with the sales and marketing of the CMI Product that are incurred by Sulzer during such period (not to include corporate or other overhead allocations unrelated to sales or marketing of the CMI Product), less all revenue from the sales of CMI Product received by Sulzer during such period adjusted to exclude any portion of such revenues payable to ReGen under this Agreement.

2.	The following language shall be added after the first sentence of Section 6.2.3, regarding “Marketing Plans and Research”:

“By February 28, 2002 Sulzer will develop, complete and deliver to ReGen a detailed marketing, sales and distribution plan (the “Plan”) for CMI Product sales in Germany, Switzerland, Italy and Spain. At a minimum, the Plan shall include descriptions of: (i) Sulzer’s proposed strategy and tactics, (ii) Sulzer’s plan for obtaining reimbursement in such countries, and (iii) how Sulzer plans to achieve the Objectives. For a period of 20 days after receipt of the Plan, ReGen will have the opportunity to submit its comments in regard to the Plan and Sulzer will further revise the Plan at its sole discretion. Thereafter the Plan shall be updated by Sulzer not less than quarterly, with subsequent opportunity for ReGen to provide comments. The parties’ shall meet quarterly to discuss marketing efforts and updates to the Plan.

By February 28, 2002, ReGen will develop a plan to address issues that are key to effectively support sales of CMI Product in Europe. These issues shall include the shelf life extension of the CMI Product, individual packaging of the Sharpshooter handle, the submission for publication of the 5-year follow up results from the Phase II study, and the development of a lateral CMI Product.”

3.	The following new language regarding “Distribution” shall be added to the Agreement as Section 6.2.4:

“6.2.4 Distribution. By June 30, 2002 Sulzer shall complete a comprehensive marketing, sales and distribution plan (the “Comprehensive Plan”) addressing all of the countries on Schedule II, all of the countries in South America, and Mexico. The Comprehensive Plan shall be updated by Sulzer on a quarterly basis during the term of the Agreement. Sulzer may engage one or more sub-distributors to assist with the distribution of the CMI Product in the Sulzer Territory, provided, however, that Sulzer shall provide written notice to ReGen of the intended engagement together with a summary of its key terms not less than thirty (30) days in advance of the finalization of such engagement. Notwithstanding any other term of this Agreement, Sulzer shall have the right to select and appoint sub-distributors in the Sulzer Territory without the approval of ReGen.”

4.	The following new Section 6.4 shall be added at the end of Article 6, regarding “Minimum Sales Requirements”:

“6.4 Minimum Sales Requirements. Notwithstanding any other provisions of the Agreement, Sulzer and its sub-distributors [see comment under 6.2.4] shall sell, at a minimum, the following number of CMI Products (the “Minimum Requirements”) during the time periods specified. For purposes of determining whether Sulzer has satisfied the Minimum Requirements, sales made by Sulzer to sub-distributors or other resellers shall not be included. Further, all sales included in the Minimum Requirements must be final sales, net of returns and allowances.

(a)	During the calendar year 2002, Sulzer shall sell at least 350 CMI Products in the Sulzer Territory. In the event that Sulzer fails to sell at least 350 CMI Products in calendar year 2002, ReGen shall have the option to require Sulzer to purchase, at the average price actually received by ReGen for calendar year 2002, the number of additional CMI Products required to satisfy the Minimum Requirement for calendar year 2002. Sulzer shall provide ReGen with quarterly sales reports as provided in Section 5.7 and a final sales report within sixty (60) days following the end of the calendar year. Such sales reports shall detail the sales activity as specified in Section 5.7 and shall include the sales returns and allowances for such period. In the event that ReGen believes that Sulzer failed to meet the Minimum Requirement for calendar year 2002, ReGen shall elect the option, if at all, and give written notice thereof to Sulzer, no later than forty-five (45) days following the receipt of Sulzer’s final sales report. ReGen’s election, if exercised, shall become effective as of the thirtieth (30th) day following the date Sulzer receives ReGen’s written notice of election unless Sulzer shall have commenced an arbitration proceeding in accordance with Section 14.14 of this Agreement, in which event the parties shall continue to perform according to the terms of the Agreement until the dispute is resolved by binding arbitration.

(b)	During the calendar year 2003, Sulzer shall sell at least 800 CMI Products in the Sulzer Territory. In the event that Sulzer fails to sell at least 800 CMI Products in calendar year 2003, ReGen may, at its option, (i) require Sulzer to purchase, at the average price actually received by ReGen for calendar year 2003, the number of additional CMI Products required to satisfy the Minimum Requirement for calendar year 2003, or (ii) convert Sulzer’s exclusive right to distribute the CMI Product to a non-exclusive right, or (iii) terminate the Agreement by paying Sulzer the Termination Fee. Sulzer shall provide ReGen with quarterly sales reports as provided in Section 5.7 and a final sales report within sixty (60) days following the end of the calendar year. Such sales reports shall detail the sales activity as specified in Section 5.7 and shall include the sales returns and allowances for such period. In the event that ReGen believes that Sulzer failed to meet the Minimum Requirement for calendar year 2003, ReGen shall elect one of the foregoing options, if any, and give written notice thereof to Sulzer, no later than forty-five (45) days following the receipt of Sulzer’s final sales report. ReGen’s election, if any, shall become effective as of the thirtieth (30th) day following the date Sulzer receives ReGen’s written notice of election unless Sulzer shall have commenced an arbitration proceeding in accordance with Section 14.14 of this Agreement, in which event the parties shall continue to perform according to the terms of the Agreement until the dispute is resolved by binding arbitration.

(c)	In subsequent calendar years, Sulzer and ReGen shall in good faith agree upon reasonable Minimum Requirements at least ninety (90) days in advance of the commencement of each year. The parties agree that the Minimum Requirement for CMI Product sales in calendar year 2004 and subsequent calendar years is intended to define a level of sales below which Sulzer’s performance in distribution of the CMI Product is clearly not diligent. In determining the Minimum Requirement, the parties shall take into consideration, among other factors (i) the sales of CMI Products in the Sulzer Territory in preceding years, (ii) the factors that influence sales of the CMI Product in the Sulzer Territory, including, but not limited to, reimbursement, the market’s perception of the product performance, publication of supporting clinical data, and the parties’ expectations as to the impact of these factors on future sales, (iii) the existence of competitive products and the extent of Sulzer’s share of market in the Sulzer Territory, and (iv) any other matter that may affect future sales of the CMI Product. If the parties are not able to agree upon reasonable Minimum Requirements, such determination may be submitted to binding arbitration pursuant to Section 14.14. In the event that Sulzer fails to sell the Minimum Requirement of CMI Products in any subsequent calendar year, ReGen may, at its option (i) require Sulzer to purchase, at the average price actually received by ReGen for the year in question, the number of additional CMI Products required to satisfy the Minimum Requirement for such calendar year, or (ii) convert Sulzer’s exclusive right to distribute the CMI Product to a non-exclusive right upon written notice to Sulzer, or (iii) terminate the Agreement by paying Sulzer the Termination Fee. Sulzer shall provide ReGen with quarterly sales reports as provided in Section 5.7 and a final sales report within sixty (60) days following the end of the calendar year. Such sales reports shall detail the sales activity as provided in Section 5.7 and shall include the sales returns and allowances for such period. In the event that ReGen believes that Sulzer failed to meet the Minimum Requirement for the preceding calendar year, ReGen shall elect one of the foregoing options, if any, and give written notice thereof to Sulzer, no later than forty-five (45) days following the receipt of Sulzer’s final sales report. ReGen’s election, if any, shall become effective as of the thirtieth (30th) day following the date Sulzer receives ReGen’s written notice of election unless Sulzer shall have commenced an arbitration proceeding in accordance with Section 14.14 of this Agreement, in which event the parties shall continue to perform according to the terms of the Agreement until the dispute is resolved by binding arbitration.”

5.	The last sentence of Section 14.8, regarding litigation in the Courts of New York, shall be deleted and a new Section 14.14, regarding “Arbitration” shall be added to the Agreement:

“14.14 Arbitration. Any dispute or controversy arising under or in connection with the Agreement shall be settled exclusively by arbitration conducted before a single arbitrator in accordance with the rules of the American Arbitration Association then in effect. The arbitrator shall not have the authority to add to, detract from, or modify any provision hereof except that the arbitrator shall have the ability to award special, incidental or consequential damages if so requested by either party. A decision by the arbitrator shall be final and binding. Judgment may be entered on the arbitrator’s award in any New York court having jurisdiction. Each party shall bear its own counsel fees. The expenses of the arbitration shall be paid by the non-prevailing party. The arbitration proceeding shall be held in the New York metropolitan area.”

In addition to these amendments to the Agreement, the parties have also agreed as follows:

A.	Subject to applicable notice, consent and participation rights of ReGen’s shareholders, Sulzer may purchase additional equity in ReGen to maintain or increase its ownership up to a level not to exceed 19.9% of the outstanding shares of ReGen. Sulzer and ReGen agree to execute such other agreements and make such amendments to the Shareholders’ Agreement and/or ReGen’s Articles of Incorporation as may be necessary to carry out the intent and purpose of this provision that Sulzer’s right to participate in additional equity offerings of ReGen shall not exceed 19.9% of the outstanding shares of ReGen. However, nothing shall prohibit Sulzer from making an offer to obtain all or substantially all of the assets of ReGen directly to the Board of Directors of ReGen at any time.

This provision shall remain in effect only until such time as ReGen offers it shares to the public, or a “change of control” of ReGen occurs. For the purposes of this paragraph, a “change of control” means possession, directly or indirectly, of more than 50% in voting power of the equity securities of ReGen. This provision shall not prevent Sulzer from participating in the subscription for a public offering.

B.	All debt owed by ReGen to Sulzer and its affiliates as of the date hereof, with the exception of the debt owed pursuant to that certain Convertible Subordinated Promissory Note dated April 13, 2001 given by ReGen in favor of Sulzer Medica USA Holding Company (the “Debt”), will be restructured to provide for repayment of all principal and interest within the earlier of (i) thirty-six (36) months of FDA approval of the CMI Product for sale in the U.S. or (ii) December 31, 2009 (the “Due Date”). On the Due Date, ReGen may, at its option, require Sulzer to convert any unpaid Debt to equity in ReGen provided that (a) ReGen’s shares are publicly traded, (b) there is reasonable liquidity in the trading of ReGen’s shares, and (c) the Debt is converted into registered shares. In such case, the conversion price shall be seventy five percent (75%) of the fair market value per share of ReGen at the time of conversion.

C.	Finally, the following changes shall be made for purposes of legal consistency and clarification:

i.	Wherever the term “Allo Pro AG” appears in the Agreement it shall be deemed to read “Sulzer Orthopedics AG,” and wherever the term “Allo Pro” appears in the Agreement it shall be deemed to read “Sulzer.”

ii.	All of the agreements and amendments in this letter shall be effective as of January 18, 2002. All of the terms, conditions and provisions of the Agreement that are not expressly amended in this letter shall remain in full force and effect.

Please confirm your agreement to the foregoing terms and conditions by executing this letter in the space indicated below and returning and executed copy to me via facsimile at 203-972-3585 with a copy to Brion Umidi at 410-923-6107.

Very truly yours, ReGen Biologics
By:	/s/ Gerald E. Bisbee, Jr., Ph.D.
	Name:	Gerald E. Bisbee, Jr., Ph.D.
	Title:	Chairman and CEO

Agreed to and accepted:
Sulzer Orthopedics AG

By:	/s/ Richard Fritschi
Name:	Richard Fritschi
Title:	President